

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2015

<u>Via E-Mail</u>
Scott V. Schneider
Chief Financial Officer
Saul Centers, Inc.
7501 Wisconsin Avenue
Bethesda, Maryland 20814

        Re: Saul Centers, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2014
          Filed March 6, 2015
          File No. 001-12254

Dear Mr. Schneider:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                      Sincerely,

                                      /s/ Daniel L. Gordon

                                      Daniel L. Gordon
                                      Senior Assistant Chief Accountant